1900 K Street, N.W. Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com Mary Anne Morgan MaryAnne.Morgan@dechert.com +1 202 261 3473 Direct +1 202 261 3333 Fax

June 1, 2023

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Christina DiAngelo Fettig

Re: Virtus Stone Harbor Emerging Markets Income Fund (the “Registrant”)

(File No. 333-271026)

Dear Ms. DiAngelo Fettig:

This letter responds to the comments you provided to Katherine Hurley and me in a telephonic discussion on May 22, 2023 with respect to your review of the Registrant’s CORRESP filed on May 19, 2023 (the “CORRESP”) in connection with preliminary Registration Statement filed on Form N-14 under the Securities Act of 1933, as amended. We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the preliminary Registration Statement.

Accounting Comments

Comment 1.           In Note 1 of the Fee Table, please disclose the estimated expense of the Reorganization allocated to each Fund.

Response 1.           The Registrant has revised Note 1 to disclose the estimated expenses as follows:

The estimated expenses of the Reorganization ~~is~~ are ~~$415,000 (or 33 bps) which will be allocated on a pro rata basis calculated as a percentage of each Fund’s relative net assets~~ $246,000 or 33 basis points for the Acquiring Fund and $169,000 or 33 basis points for the Acquired Fund, totaling $415,000.

Comment 2.          With respect to the Fee Table reproduced in Appendix I of the CORRESP, please explain the basis for the significant decrease in the management fee and confirm whether the Fund’s use of leverage decreased.

Response 2.          The Registrant confirms that the Funds utilized less leverage for the period ending March 31, 2023. For the year November 30, 2022, the Funds’ leverage averaged approximately 30-31%, while the Funds’ leverage for the period ended March 31, 2023, averaged approximately 20-21%.

Comment 3.          With respect to Comment/Response 5 in the CORRESP, please confirm that the combined Fund portfolio will not result in the concentration in issuers/industries representing more than 5% of the portfolio such that the combined Fund will be non-diversified.

Response 3.          The Registrant notes that, although there is overlap between the two portfolios such that position sizes will increase in absolute terms as a result of the Reorganization, the portfolio itself will similarly be larger and therefore the percentage of the portfolio represented by such positions is not expected to change materially. The Registrant notes that each Fund is classified as non-diversified and therefore is permitted to invest a larger portion of its assets in a smaller number of issuers. The Funds do not concentrate their investments in a particular industry (as set forth in the Registration Statement) and the combination of the Funds’ assets is not expected to result in a concentrated portfolio.

* * *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3473 if you wish to discuss this correspondence further.

Very truly yours,

/s/ Mary Anne Morgan
Mary Anne Morgan

Appendix I

Fee Table & Expense Example

Fees and Expenses Table

Below is a comparison of the fees and expenses of the Funds before and after the Reorganization. The pro forma information for the Combined Fund is as of ~~November 30, 2022~~ March 31, 2023 and does not include the costs of the Reorganization ~~[or the costs of leverage (such as interest)]~~. Pro forma combined fees and expenses are estimated in good faith and are hypothetical.

It is important to note that following the Reorganization, shareholders of the Acquired Fund would be subject to the actual fees and expenses of the Acquiring Fund, which may not be the same as the pro forma combined fees and expenses. Future fees and expenses may be greater or lesser than those indicated below.

	Acquired Fund		Acquiring Fund		Pro Forma Combined Fund[1]
Shareholder Transaction Expenses
Maximum Sales Load (as a percentage of the offering price) imposed on purchases of common shares	None		None		None
Dividend Reinvestment and Cash Purchase Plan Fees	None		None		None
Annual Total Expenses (as a percentage of average net assets attributable to common shares)
Management Fees	1.25%~~1.44~~	~~%~~	1.27%~~1.45~~	~~%~~	1.27%~~1.45~~	~~%~~
Administration Fees	0.13%~~0.18~~	~~%~~	0.13%~~0.18~~	~~%~~	0.13%~~0.14~~	~~%~~
Other Expenses[2]	0.39%~~0.50~~	~~%~~	0.31%~~0.40~~	~~%~~	0.24%
Interest payments on Borrowed Funds	1.29%		1.39%		1.37%
Total Annual Operating Expenses	3.06%~~2.12~~	~~%~~	3.10%~~2.03~~	~~%~~	3.01%~~1.83~~	~~%~~

[1]	There is no guarantee that actual expenses will be the same as those shown in the table. Pro forma numbers are estimated as if the Reorganization had been completed as of ~~November 30, 2022~~ March 31, 2023 and do not include the estimated costs of the Reorganization. ~~The estimated expense of the Reorganization is $415,000 (or 33 bps) which will be allocated on a pro rata basis calculated as a percentage of each Fund’s relative net assets.~~ The estimated expenses of the Reorganization are $415,000 (or 33 bps) which will be allocated on a pro rata basis calculated as a percentage of each Fund’s relative net assets $246,000 dollars or 33 basis points for the Acquiring Fund and $169,000 dollars or 33 basis points for the Acquired Fund, totaling $415,000.

2Other Expenses are based on estimated amounts for the current fiscal year.

Expense Example

The following example illustrates the expenses that a shareholder would pay on a $1,000 investment that is held for the time periods provided in the table. The examples assume that all dividends and other distributions are reinvested and that Total Annual Operating Expenses remain the same. The example set forth below assumes shares of each Fund were owned as of the completion of the Reorganization and uses a 5% annual rate of return as mandated by the Securities and Exchange Commission’s (“SEC”) regulations. The examples should not be considered a representation of future expenses. Actual expenses may be greater or lesser than those shown.

	1 Year	3 Years	5 Years	10 Years
Acquired Fund	$31~~22~~	$95~~66~~	$161~~114~~	$337~~245~~
Acquiring Fund	$31~~21~~	$96~~64~~	$163~~109~~	$341~~236~~
Pro Forma Combined Fund	$30~~19~~	$93~~58~~	$158~~99~~	$333~~215~~